Exhibit 99.1

Date: 03/02/2010	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	All Canadian Securities Regulatory Authorities
N Y S E

Subject: TRANSCANADA CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	02/03/2010
Record Date for Voting (if applicable) :	02/03/2010
Meeting Date :	30/04/2010
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	89353D107	CA89353D1078

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TRANSCANADA CORPORATION